UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                        KASH N' KARRY FOOD STORES, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  485 77 P106
                                (CUSIP Number)

                  Dhananjay M. Pai, PaineWebber Capital Inc.
                1285 Avenue of the Americas, New York, NY 10019
                                 212-713-1213
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 29, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check  the  following   box   if  a  fee  is  being  paid  with  the  statement
<checked-box>.  (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

{*}The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 16 Pages

                             SCHEDULE 13D

CUSIP NO.  485 77 P106                             PAGE 2 OF 16 PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                PAINEWEBBER CAPITAL INC.
                IRS#13-3261841

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A) [ ]
                                                              (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS*

                 WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                               553,601 shares of Common Stock
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                     -0-

             9                   SOLE DISPOSITIVE POWER

                                     553,601 shares of Common Stock

             10                  SHARED DISPOSITIVE POWER

                                     -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 553,601 shares of Common Stock

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.9%

14           TYPE OF REPORTING PERSON*

                 CO

CUSIP No.  485 77 P106


Item 1.     SECURITY AND ISSUER.

       This statement on Schedule 13D relates to shares of Common

Stock, par value $.01 per share (the "Common Stock" or the

"Shares"), of Kash n' Karry Food Stores, Inc., a Delaware

corporation (the "Issuer").  The Issuer maintains its principal executive office at 6422 Harney Road, Tampa, Florida 33610.



Item 2. IDENTITY AND BACKGROUND.

        (a), (b), (c) and (f).  This statement on Schedule 13D is being filed by PaineWebber Capital Inc., a Delaware corporation ("PWC" or the

"Reporting Person").  PWC is filing this statement, pursuant to the provisions of Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        PWC engages in proprietary investment transactions and

participates as an equity investor with others in connection with acquisitions and restructurings.  The address of the principal business and principal office of PWC is 1285 Avenue of the Americas, New York, New

York 10019.  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)

of the directors and executive officers of PWC, all of whom are United

States citizens, are as follows:

CUSIP No.  485 77 P106


                                         Business Address, Present
                                         Principal Occupation or
                                         Employment and Name, Principal
                                         Business and Address of
Name and Title                           Employer
- ----------------------------             ---------------------------------

Regina A. Dolan                          Vice President and Chief
  Director and                             Financial Officer
  Chairperson of the                     Paine Webber Group Inc.
  Board                                  (Holding Company)
                                         1285 Avenue of the Americas
                                         New York, NY  10019

Dhananjay M. Pai                         First Vice President
  Director and President                 PaineWebber Incorporated
                                         (Broker-Dealer)
                                         1285 Avenue of the Americas
                                         New York, NY  10019

Dawn Lezon                               Vice President
  Vice President                         PaineWebber Incorporated
                                         (Broker-Dealer)
                                         1285 Avenue of the Americas
                                         New York, NY  10019

Pierce R. Smith                          Treasurer
  Director and Treasurer                 Paine Webber Group Inc.
                                         (Holding Company);
                                         Executive Vice President and
                                         Treasurer
                                         PaineWebber Incorporated
                                         (Broker-Dealer)
                                         1285 Avenue of the Americas
                                         New York, NY  10019

Louis J. DeVico                          Assistant Treasurer
  Assistant Treasurer                    PaineWebber Incorporated
                                         (Broker-Dealer)
                                         1285 Avenue of the Americas
                                         New York, NY  10019

Dorothy F. Haughey                       Assistant Secretary
  Secretary                              Paine Webber Group Inc.
                                         1285 Avenue of the Americas
                                         New York, NY  10019

Geraldine L. Banyai                      Assistant Secretary
  Assistant Secretary                    PaineWebber Incorporated
                                         (Broker-Dealer)
                                         1285 Avenue of the Americas
                                         New York, NY  10019

        PWC is a wholly owned subsidiary of Paine Webber Group Inc., a

Delaware Corporation ("PWG").  PWG is a holding company which, together with its operating subsidiaries, forms one of the largest full-service securities firms in the industry, serving the investment and capital needs of individual, corporate, institutional and public agency clients.

The address of the principal business and principal office of PWG is 1285

Avenue of the Americas, New York, New York 10019.  PWG does not beneficially own any of the shares of Common Stock reported herein and does not share any voting or dispositive power with respect thereof.  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the directors and executive officers of PWG are as follows:




                                  Business Address, Present
                                  Principal Occupation or
                                  Employment and Name, Principal
                                  Business and Address of
Name and Title                    Employer
- ------------------------------    -------------------------------

Donald B. Marron                  Chairman and Chief Executive
  Director, Chairman of             Officer
  the Board and Chief             Paine Webber Group Inc.
  Executive Officer               (Holding Company)
                                  1285 Avenue of the Americas
                                  New York, NY  10019

T. Stanton Armour                 Private Investor
  Director                        181 West Madison Street
                                  Room 4100, 41st Floor
                                  Chicago, IL  60602

E. Garrett Bewkes, Jr.            Private Investor
  Director                        1285 Avenue of the Americas
                                  14th Floor
                                  New York, NY  10019

Reto Braun                        Chairman of the Board, President
  Director                          and Chief Executive Officer
                                  Moore Corporation Limited
                                  (Holding Company - information
                                  systems and management)
                                  One First Canadian Place
                                  Toronto, Ontario
                                  Canada M5X 1G5

John A. Bult                      Director
  Director                        PaineWebber International Inc.
                                  (Investments and investment
                                  services)
                                  1285 Avenue of the Americas
                                  New York, NY  10019

Frank P. Doyle                    Executive Vice President (Retired)
  Director                        General Electric Company
                                  (Diversified electronics and
                                  electrical products, financial
                                  and information services and
                                  broadcasting)
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431

Joseph J. Grano, Jr.              President
  Director                        PaineWebber Incorporated
                                  (Broker-Dealer)
                                  1285 Avenue of the Americas
                                  New York, NY  10019

John E. Kilgore, Jr.              Private Investor
  Director                        100 Main Street
                                  Elsworth, ME  04605

James W. Kinnear                  Private Investor
  Director                        Ten Stamford Forum
                                  P.O. Box 120
                                  Stamford, CT  06904

Naoshi Kiyono                     Managing Director and General Manager
  Director                        International Investment Department
                                  The Yasuda Mutual Life Insurance Company
                                  9-1, Nishishinjuku
                                  1-Chome
                                  Shinjuku-Ku, Tokyo
                                  169-92 Japan

Robert M. Loeffler                Retired Attorney
  Director                        10701 Wilshire Blvd.
                                  Apt. 1401
                                  Los Angeles, CA  90024

Edward Randall, III               Private Investor
  Director                        5851 San Felipe Ste. 900
                                  Houston, TX  77057

Henry Rosovsky                    Professor
  Director                        Harvard University
                                  Cambridge, MA  02138

Yoshinao Seki                     Senior Managing Director and Chief
  Director                        Investment Officer
                                  The Yasuda Mutual Life Insurance Company
                                  9-1, Nishishinjuku
                                  1-Chome
                                  Shinjuku-Ku, Tokyo
                                  169-92 Japan

Anthony M. Di Iorio               Vice President and Controller
  Secretary                       Paine Webber Group Inc.
                                  (Holding Company)
                                  1285 Avenue of the Americas
                                  New York, NY 10019

Pierce R. Smith                   Treasurer
  Treasurer                       Paine Webber Group Inc.
                                  (Holding Company);
                                  Executive Vice President and Treasurer
                                  PaineWebber Incorporated
                                  (Broker-Dealer)
                                  1285 Avenue of the Americas
                                  New York, NY  10019

Regina A. Dolan                   Vice President and Chief Financial Officer
  Vice President and              Paine Webber Group Inc.
  Chief Financial Officer         (Holding Company)
                                  1285 Avenue of the Americas
                                  New York, NY  10019

Theodore Levine                   Vice President, General Counsel and Secretary
  Vice President, General         Paine Webber Group Inc.
  Counsel and Secretary           (Holding Company)
                                  1285 Avenue of the Americas
                                  New York, NY 10019

Dorothy F. Haughey                Assistant Secretary
  Assistant Secretary             Paine Webber Group Inc.
                                  1285 Avenue of the Americas
                                  New York, NY  10019


Each of the above directors and executive officers is a citizen of the

United States except John A. Bult, a citizen of Switzerland, Reto Braun,

a citizen of Switzerland and Naoshi Kiyono and Yoshinao Seki, citizens of

Japan.

        (d) and (e).  During the last five years, neither the Reporting

Person nor, to the best knowledge of the Reporting Person, any person identified on the foregoing tables, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. SOURCE AND AMOUNT OF FUNDS
        OR OTHER CONSIDERATION.

        PaineWebber Incorporated transferred the shares to PWC in a private transaction on March 29, 1996 for the nominal fee of ten ($10)

dollars pursuant to the Assignment Agreement (a copy of which is attached hereto as Exhibit I and incorporated herein by reference), dated as of

March 29, 1996, between PaineWebber Incorporated and PWC (the "Assignment

Agreement").  The source of such funds was PWC's working capital.


Item 4. PURPOSE OF TRANSACTION.

        PWC acquired the Shares as part of its investment program and will hold the Shares for investment purposes only.

        Except for the foregoing, neither the Reporting Person nor any other person listed in Item 2 has any present plans or intention which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger,

reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of the Issuer's assets; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g)

changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


Item 5. INTEREST IN SECURITIES
        OF THE ISSUER.

        (a) through (c).  As set forth above, on March 29, 1996,

PaineWebber Incorporated transferred 553,601 shares of Common Stock to

PWC in a private transaction.

        PWC beneficially owns 553,601 shares of Common Stock,

representing approximately 11.9% of the outstanding shares of Common

Stock (based on the number of shares of Common Stock outstanding as of

March 12, 1996 as represented by the Issuer).  PWC has the sole power to vote and sole power to dispose of the Shares.

        Except as set forth above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person identified in Item

2, beneficially owns any
shares of Common Stock or has effected any transaction in shares of Common

Stock during the preceding 60 days.

        (d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the

Shares.

        (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS,
        UNDERSTAINDINGS OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

        Except as described elsewhere in this Statement, to the best knowledge of the Reporting Person, there exist no contracts,

arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        PWC is an affiliate of PWG which, together with its subsidiaries,

constitutes a full service investment bank which may, from time to time,

own or control shares of Common Stock or may execute trades or other transactions involving shares of Common Stock for its own account or for the accounts of its customers.  However no contracts, arrangements,

understandings or other relationships
regarding shares of Common Stock exist between PWC and PWG or any of its subsidiaries or other affiliates.


Item 7. MATERIAL TO BE FILED
        AS EXHIBITS.

        1.   Assignment Agreement.

                          SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 11, 1996


                       PAINEWEBBER CAPITAL INC.



                       By:  /S/ DHANANJAY M. PAI
                            Title:

                      INDEX TO EXHIBITS


                                                             PAGE NO. IN
                                                             SEQUENTIAL
        EXHIBIT                                              NUMBERING SYSTEM

      I                Assignment Agreement, dated as of            15
                       March 29, 1996 between PaineWebber
                       Incorporated and PaineWebber Capital
                       Inc.